SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)Under
the Securities Exchange Act of 1934

(Amendment No. 2)

               Americas Power Partners, Inc.
(Name of Issuer)

               Common Stock
(Title of Class of Securities)

               030 61A 107
(CUSIP Number)

J. Thomas Morris, 2081 East Ocean Blvd., Stuart, FL 34996 (561) 286-7175
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2001
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(The second part of this cover page continues on the following pages.)

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Armstrong International, Inc. (EIN #38-0308010)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check if disclosure of legal proceeding is required pursuant To Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 4,931,114 shares 8 Shared Voting Power -0- 9 Sole Dispositive Power 4,931,114 shares 10 Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,931,114 shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 33.6% (2)
14	Type of Reporting Person (See Instructions) CO

(1)	This number represents the number of shares of Common Stock into which shares of convertible preferred stock owned by the reporting person are convertible without taking into effect certain anti-dilutive rights of the convertible preferred stock.

(2)	This percentage is based on 9,742,100 shares of Common Stock outstanding as of June 28, 2001, plus the conversion of the 4,931,114 shares of convertible preferred stock owned by the reporting person (pursuant to Rule 13d-3(d)).

Item 1. Security and Issuer.

      This statement constitutes Amendment No. 2 to the Schedule 13D filed by the reporting person on February 10, 2000, as corrected and superseded by the Amendment No. 1 filed on even date with this Amendment No. 2. Amendment No. 1 remains in full force and effect, as supplemented by this Amendment No. 2.

      This statement relates to Common Stock of Americas Power Partners, Inc. (the "Issuer"), whose principal executive offices are located at 105 East First, Suite 101, Hinsdale, Illinois 60521.

Item 2. Identity and Background.

      Armstrong International, Inc. ("Armstrong") is a corporation incorporated under the laws of the State of Michigan. Armstrong's principal business is the manufacture and distribution of equipment for industrial and commercial steam systems. Armstrong's principal manufacturing facility is located at 816 Maple Street, Three Rivers, Michigan 49093. Armstrong's principal office is located at 2081 East Ocean Boulevard, Stuart, Florida 34996. During the past five (5) years, Armstrong has not been convicted in a criminal proceeding and is not and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree, or final order against Armstrong enjoining future violations of, prohibiting, or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Armstrong purchased 3,000,000 shares of Series B Preferred Stock of the Issuer pursuant to a Series B Preferred Stock Purchase Agreement dated June 28, 2001. The Series B Preferred shares were purchased in consideration for Armstrong's guaranty of an extension of credit to an affiliate of the Issuer, Armstrong's extension of a working capital credit facility to the Issuer, and Armstrong's cancellation of a certain debt owed to it by the Issuer. Each share of Series B Preferred Stock is convertible into one share of Common Stock of the Issuer, which conversion ratio is subject to change pursuant to certain anti-dilutive rights as set forth in the Issuer's Articles of Incorporation.

Item 4. Purpose of Transaction.

      Armstrong has purchased the securities for investment purposes. Armstrong may acquire additional shares of Common Stock of the Issuer or securities convertible into Common Stock of the Issuer, or may dispose of the same, through market transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

      Armstrong beneficially owns 4,931,114 shares of Common Stock of the Issuer pursuant to its ownership of 1,542,793 shares of Series A Preferred Stock of the Issuer and 3,000,000 shares of Series B Preferred Stock of the Issuer. Both the Series A Preferred Stock and the Series B Preferred Stock are convertible into shares of Common Stock of the Issuer as described in Amendment No. 1 to Schedule 13D (referenced above) and Item 3 above. This statement does not reflect any change in the conversion ratio of the Series A Preferred Stock owned by the reporting person as a result of the anti-dilutive rights of such shares. Armstrong's beneficial ownership represents approximately 33.6% of the issued and outstanding shares of the Issuer's Common Stock. Armstrong has sole power to vote and dispose of such stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ARMSTRONG INTERNATIONAL, INC. By: /s/ Merrill Armstrong Signature Its: President & CEO Name/Title Date: January 21, 2002

::ODMA\PCDOCS\GRR\652071\1